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2015 Deutsche Bank Media, Internet & Telecom Conference
March 9, 2015

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.





Agenda

❖ **Meredith Overview**

❖ National Media Group

❖ Local Media Group

❖ Total Shareholder Return

Meredith at a Glance

National Media
Revenue: $1B
EBITDA: $150M

Local Media
Revenue: $550M
EBITDA: $200M

Figures represent consensus estimates for Fiscal 2015

Recent Strategic Accomplishments

National Media

❖ Rapid growth in digital, mobile, video and social platform

❖ Added Shape and Martha Stewart properties to portfolio

❖ Acquired Selectable Media digital ad technology platform

❖ Established presence in the wedding marketplace

❖ Strong performance from brand licensing and marketing services activities



Recent Strategic Accomplishments

Local Media

- ❖ Added strong stations to group; created 2 duopolies

- ❖ Record revenue and EBITDA performance

- ❖ Stronger-than-expected political advertising revenue

- ❖ Increased retransmission revenue and contribution

- ❖ Expanded digital and mobile businesses

meredith

Recent Strategic Accomplishments


Corporate


❖ Grew dividend for 22st straight year; Yielding 3-4 percent

❖ Authorized $100 million for share repurchases

❖ Invested more than $500 million in acquisitions

❖ Fixed more than half of debt at low rate

❖ Successful execution of Total Shareholder Return Strategy



Agenda

- ❖ Meredith Overview

- ❖ National Media Group

- ❖ Local Media Group

- ❖ Total Shareholder Return

National Media Group Footprint

Largest female audience across every life stage and platform



YOUNG WOMEN   NEW NESTERS   YOUNG FAMILIES   ESTABLISHED FAMILIES   WOMEN OF WORTH

Our Brands Speak to Her About What Matters Most

Seasons and styles change but women's priorities remain the same

HER HOME



HER FAMILY



HERSELF





Our Brands Resonate Across Generations

Meredith Reaches 60 Percent of Millennial Women

MILLENNIALS	**GEN X**	**BABY BOOMERS**
1979-1995	1965-1978	1946-1964
60%	67%	73%



Our Consumer Connection is Growing

Digital is adding to our total audience, and is not cannibalizing print

Audience (in millions)

Year	
200	
175	
150	
125	
100	
75	
50	

2009   2010   2011   2012   2013   2014

Mobile
15% of audience

Online
25% of audience

Print
60% of audience

Source: MRI and ComScore



First Party Data is Our Differentiator



- **We focus on women at scale:**
  - **100 million consumers**
  - **70 million unique visitors**

- **1st party data is based on direct behavioral engagement**

- **We operate across platforms**

- **Data is our DNA**
  - **Team of expert data analysts**
  - **Identify trends and consumer intent**
  - **Used to find, inform and reach consumers throughout purchase path**



Advertising Mix Increasingly Multi-Platform

Microsoft App



Crocs



Ghirardelli



Aetna



Increasing Digital Advertising Revenue



Strong Performance from Non-Advertising Activities







Walmart Direct to Retail



Digital Syndication



brand licensing



Cookware Licensee



FTD Floral Program



International Media Licensing



Real Estate Services



Expanding Our Competitive Position

Women's Lifestyle:

❖ Shape
❖ Shape.com
❖ Martha Stewart Living
❖ Marthastewart.com





Wedding media:

❖ Martha Stewart Weddings
❖ Mywedding.com

New product launches:
❖ Eat This, Not That!

Advertising technology:
❖ Selectable Media







Agenda

❖ Meredith Overview

❖ National Media Group

❖ Local Media Group

❖ Total Shareholder Return

Meredith's Local Media Group



Record Revenue and EBITDA

$281

$198

$178

$42

$239

$38

$160

$33

$140

1H FY2011   1H FY2013   1H FY2015

300

250

200

150

100

50

0

■ Political advertising revenue

■ Non-political revenue

$ in millions



20

Growing Retransmission Revenue and Contribution

MVPD	Renewal Date
MVPD	
Satellite	**FY 2017**
Phone	**FY 2016**
Cable	**FY 2016 - 2018**
Network Affiliation / Market	**Renewal Date**
CBS	
Hartford/Springfield	**FY 2016**
St. Louis	**FY 2017**
Atlanta, Phoenix, Kansas City, Flint/Saginaw	**FY 2018**
FOX	
Springfield	**FY 2016**
Portland, Las Vegas, Greenville, Mobile-Pensacola	**FY 2018**
NBC Nashville	**FY 2018**
ABC Springfield	**FY 2020**

Great Stations Added to Portfolio
Increases Number of Duopolies to 5



Phoenix: Market 11

❖ Powerful station that produces most news in Arizona



St. Louis: Market 21

❖ CBS affiliate ranks #1 in midday, evening and late news



Mobile: Market 59

❖ Market leading Fox affiliate in fast-growing region



Springfield, MA

❖ ABC affiliate/Fox on digital tier strengthens competitive position



Agenda

- ❖ Meredith Overview

- ❖ National Media Group

- ❖ Local Media Group

- ❖ Total Shareholder Return

Three Year Shareholder Exceed Broader Market

TSR (%)

150 —

124%

100 —

71%

50 —

0 —

S&P 500 Actual   MDP Actual

Multiple sources including BCG Investor Survey and Value Line
* Actual represents the period of Oct. 25, 2011 to Oct. 24, 2014



Consistent Dividend Growth

13 Percent CAGR Over 10 Years



$1.83

$1.53

$0.90

$0.64

$0.38

2003   2006   2009   2012   2015

Annual Dividends Paid

meredith

Active Share Repurchase Program



Cumulative Share Repurchases

Our Strategic Priorities

Local Media

- ❖ Grow non-political advertising revenue
- ❖ Increase retransmission revenue and contribution
- ❖ Enhance digital and mobile platforms
- ❖ Complete integration of station acquisitions

National Media

- ❖ Evolve and strengthen our advertising activities
- ❖ Aggressively expand our digital-related businesses
- ❖ Integrate new business additions
- ❖ Grow revenue from individual consumer

Corporate

- ❖ Continue to consolidate our respective industries
- ❖ Increase cash returned to shareholders
- ❖ Execute Total Shareholder Return strategy



5 Reasons to Invest in Meredith

1   Largest reach to American women across life stages

2   Powerful national and local media brands

3   Growing digital and mobile activities

4   Aggressively adding new revenue streams

5   Track record of returning cash to shareholders





















meredith

2015 Deutsche Bank Media, Internet & Telecom Conference
March 9, 2015